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                               FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                         Dated October 28, 2003

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 28, 2003
                -----------------
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
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                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
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                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------
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                                                               [WINTERTHUR LOGO]

WINTERTHUR GROUP MEDIA RELEASE

WINTERTHUR TO RESTRUCTURE ITS SALES ORGANIZATION IN SWITZERLAND
--------------------------------------------------------------------------------


WINTERTHUR, 28.10.2003 - WINTERTHUR GROUP ANNOUNCED TODAY THAT IT WILL COMBINE THE TWO SEPARATE SALES ORGANIZATIONS OF ITS LIFE AND NON-LIFE OPERATIONS WITHIN THE MARKET UNIT SWITZERLAND NON-LIFE. THE REORGANIZATION WILL GENERATE NECESSARY COST SAVINGS AND CREATE A CLEARER MANAGEMENT STRUCTURE, ENABLING WINTERTHUR TO OFFER CUSTOMERS ADVICE ON PENSIONS AND INSURANCE MATTERS FROM A SINGLE SOURCE, IN LINE WITH THEIR REQUIREMENTS.

Winterthur Group is combining the sales organizations of its life and non-life businesses, which have operated independently until now. "The two individual sales organizations were very successful in recent years when the market was growing, and they made a major contribution towards Winterthur's leadership position in the Swiss market," stated Philippe Egger, Head of Winterthur Insurance. "The combined management of sales is, however, vital in today's world, in view of both costs and the changing needs of our customers. There is an increasing demand for comprehensive advice on pensions and insurance matters from a single source."

Winterthur expects that the reorganization will result in more comprehensive customer service, clearer management of sales and a less complex administrative structure, thus producing efficiency gains and the necessary cost savings. In addition, a joint sales team will be better positioned to exploit the cross-selling potential that already exists between the life and non-life operations.

Winterthur will continue to subdivide the Swiss market into six regions: Eastern Switzerland, Ticino, Zurich, Berne, Central/Northwest Switzerland and Western Switzerland. Winterthur Group will reduce the number of its general agencies going forward - but will increase their size - and anticipates that this streamlining of structures will lead to a headcount reduction of around 200. This reduction in positions will be effected wherever possible via natural staff turnover. Winterthur is thus aiming to achieve a leaner administrative structure; the impact on employees with direct customer contact will be minimal. The new sales organization will be implemented in stages over the next twelve months. Winterthur will announce full details of the new sales structure at the beginning of 2004.

The new sales organization will be headed by Peter Frick, who is currently responsible for the sales organization of Winterthur Life in Switzerland. He has been with Winterthur Group for more than 20 years, during which time he has gained extensive experience of both the life and non-life businesses. Peter Frick will become a Member of the Executive Board of the Market Unit Switzerland Non-Life. The Non-Life business will assume responsibility for the entire Winterthur sales organization in Switzerland.

The Market Unit Switzerland Life & Pensions will retain its independence as a product and service center under the management of Ruedi Hefti.

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MEDIA QUESTIONS:
Winterthur, Media Relations                           Tel. +41 52 261 61 04


INTERNET
This media release is available at: http://www.winterthur.com/


WINTERTHUR GROUP
Winterthur Group is a leading Swiss insurance company with head office in Winterthur. The Group's operations are global, and its products include a broad range of personal, property and liability insurance solutions together with life insurance and pension fund solutions that are tailored to the individual needs of private and corporate clients. Winterthur Group has approximately 23,000 employees worldwide. In 2002 the Group's premium volume was CHF 37.4 billion, and on 30.06.2003, the company had CHF 149.6 billion in assets under management.

CREDIT SUISSE GROUP
Credit Suisse Group is a leading global financial services company headquartered in Zurich, Switzerland. The Credit Suisse Financial Services business unit offers comprehensive financial advice and banking products as well as Winterthur pension and insurance solutions to private clients and small and medium-sized enterprises. The Credit Suisse First Boston business unit, an investment bank, acts as a financial intermediary and provides support to global companies, institutions, state bodies and private clients. Credit Suisse Group registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs approximately 64,000 staff worldwide. Assets under management as at 30.06.2003 amounted to CHF 1,234.2 billion.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us;
(iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations;

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(xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in Credit Suisse Group's most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

CAUTIONARY STATEMENT REGARDING NON-GAAP FINANCIAL INFORMATION

This press release may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on Credit Suisse Group's website at www.credit-suisse.com/sec.html.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  October 28, 2003                 By:  /s/ David Frick
    --------------------                    -------------------------------
                                                     (Signature)*
                                              Member of the Executive Board
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director